

NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: September 18, 2006
CONTACT: Steven R. Williams - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Announces Results of 2006 Annual Meeting of Shareholders

Bridgeport, West Virginia... Petroleum Development Corporation (NASDAQ GSM:PETD) reported at its 2006 Annual meeting on Friday, September 15, 2006, that shareholders of the Company re-elected Steven R. Williams and Kimberly Wakim to the Board of Directors of the Company for a three-year term, ending at the 2009 Annual Meeting. Each of the directors received over 98 percent of the votes cast in favor of their re-election. The shareholders ratified the selection of KPMG LLP as independent auditors for the fiscal year ending December 31, 2006.

At the meeting, Company management reported on operating and financial results through the first six months of 2006, and the Company's 2006 partnership offering. This partnership closed on September 1, 2006 with approximately $90 million of subscriptions. Celesta Miracle, Vice President of Investor Relations and Communications said, "This is our single largest partnership in the history of the Company, and the offering period was less than one month. An offering of this size was made possible by the hard work of PDC's marketing group and our network of NASD Registered Broker Dealers. We have started drilling and expect to drill through the first quarter of 2007."

The Company's management reviewed the status of the Like-Kind Exchange that resulted from the sale of the Grand Valley Field to Marathon Oil Company. The Company has determined that there are sufficient properties available for purchase in order to continue to maintain its option to purchase suitable properties under the Like-Kind Exchange. For competitive reasons, the Company will continue its past practice of announcing acquisitions only after the execution of a purchase and sale agreement. The Company will have until mid-January 2007 to close on any acquisitions in order to take advantage of the income tax deferral benefits of the Like-Kind Exchange.

As previously announced on September 1, 2006, Donald B. Nestor, a director of Petroleum Development Corporation and chairman of the PDC Audit Committee, submitted his resignation from the Board of Directors and the Audit Committee. PDC decided that it would be in PDC's best interests to retain the services of Mr. Nestor's accounting firm Toothman Rice, P.L.L.C. to provide accounting services to PDC. Because this retention of Toothman Rice would result in Mr. Nestor's cessation of being an independent director under the Nasdaq Listing Standards and because the PDC Board has determined that it is in the best interests of PDC if every non-employee member of the PDC Board be independent, the PDC Nominating and Governance Committee requested that Mr. Nestor submit his resignation to the Board. "The Company appreciates Mr. Nestor's years of service to the Company. His advice and counsel have been a key component of our past success. We look forward to working with him and his firm in the future," said Steven R. Williams, Chief Executive Officer of Petroleum Development Corporation.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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103 East Main Street • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597